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                                                                  EXHIBIT (c)(1)

DUFF & PHELPS, LLC



October 1, 2001



Special Committee of the Board of Directors
National Home Centers, Inc.
Hwy. 265 North
Springdale, AR  77265

Dear Directors:

The Special Committee of the Board of Directors (the "Special Committee") of National Home Centers, Inc. ("NHCI" or the "Company") has engaged Duff & Phelps, LLC ("Duff & Phelps") as its independent financial advisor to advise the Special Committee in connection with the contemplated purchase of the Company's common stock which is currently publicly held by minority interest stockholders (the "Minority Interest Stockholders"). Specifically, Duff & Phelps has been asked to provide an opinion (the "Opinion") as to the fairness, from a financial point of view to the Minority Interest Stockholders, of an offer made by Mr. Dwain Newman, the Chairman and Chief Executive Officer of the Company, as well as its majority stockholder. Mr. Newman has offered to purchase via tender offer from the Minority Interest Stockholders the outstanding shares of the Company not presently owned by Mr. Newman for $1.40 in cash per common share (the "Proposed Transaction"). Previously, Duff & Phelps has not provided financial advisory services to the Company.


Description of the Proposed Transaction
---------------------------------------

The Proposed Transaction involves the purchase by Mr. Newman, who at present owns 4,535,211 common shares, equivalent to approximately 63% of the Company's total common shares outstanding, of the remaining 2,607,040 shares which he does not own for a cash consideration of $1.40 per share. As a result of the Proposed Transaction, the Company's common shares would no longer be publicly traded.
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Special Committee of the Board of Directors
National Home Centers, Inc.
October 1, 2001
Page 2


Scope of Analysis
-----------------

In conducting our analysis and arriving at our Opinion, we reviewed and analyzed, among other things:

1. Forms 10-K filed by NHCI with the Securities and Exchange Commission ("SEC") for the fiscal years ended January 31, 1996 through 2001 and Forms 10-Q filed by NHCI, including the fiscal quarters through the six months ending July 31, 2001;

2. Certain operating and financial information provided to us by Company management including internal financial statements for the seven months ended August 31, 2001, and budgets and financial projections for the Company.

3. Other information concerning the Company including minutes from Board of Director meetings, press releases and earnings announcements;

4.  The historical stock prices and trading volume of the common stock of NHCI;

5. Financial information and market valuations of other publicly traded companies that we deemed to be reasonably comparable to NHCI; and

6. Other financial studies, analyses, and investigations as we deemed appropriate.

Duff & Phelps held discussions with members of the senior management of the Company regarding the history, current business operations, financial condition and future prospects of NHCI at the Company's offices in Springdale, Arkansas. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps did not make any independent appraisals of the assets or liabilities of the Company.

In preparing its forecasts, performing its analysis and rendering its Opinion with respect to the Proposed Transaction, Duff & Phelps relied upon the accuracy and completeness of all information provided to it, whether obtained from public or private sources, including Company management, and did not attempt to independently verify such information. With respect to Company prepared financial forecasts, we have assumed that these have been reasonably prepared on bases reflecting the best currently available estimates of Company management. Duff & Phelps' Opinion further assumes that information supplied and representations made by Company management are substantially accurate regarding the Company and the terms of the tender offer. Neither Company management nor its Board of Directors placed any limitation upon Duff & Phelps with respect to the procedures followed or factors considered by Duff & Phelps in rendering its Opinion.
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Special Committee of the Board of Directors
National Home Centers, Inc.
October 1, 2001
Page 3


Duff & Phelps has prepared this Opinion effective as of October 1, 2001 and the Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of such date.

It is understood that this letter is only for the information of the Company and its Board of Directors. It is further understood that this letter may be included in its entirety in any proxy statement or other document distributed to shareholders of the Company in connection with the Proposed Transaction. Except as described above and required under the disclosure requirements of the securities laws and applicable law or legal process, without our prior consent, this letter may not be quoted or referred to, in whole or in part, in any written document or used for any other purpose.


Conclusion
----------

Based upon and subject to the foregoing, Duff & Phelps is of the opinion that the Proposed Transaction is fair from a financial point of view to the Minority Interest Stockholders of the Company.

Respectfully submitted,

/s/ Duff & Phelps, LLC

Duff & Phelps, LLC